UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

WIND RIVER SYSTEMS, INC.

(Name of Subject Company)

WIND RIVER SYSTEMS, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Kenneth R. Klein

President and Chief Executive Officer

500 Wind River Way

Alameda, California 94501

(510) 748-4100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Aaron J. Alter, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2009, as amended on June 24, 2009 (as previously filed with the SEC, collectively, the “Schedule 14D-9”), by Wind River Systems, Inc., a Delaware corporation (“Wind River” or the “Company”), relating to the offer (the “Offer”) by APC II Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Intel Corporation, a Delaware corporation (“Intel” or “Parent”), as set forth in a Tender Offer Statement filed by Intel and Parent on Schedule TO, dated June 11, 2009, as amended on June 16, 2009 and June 24, 2009 (as previously filed with the SEC, collectively, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Company Shares”) including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights,” and collectively, with the Company Shares, the “Shares”) of Wind River, at a purchase price of $11.50 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2009, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9, as amended, is incorporated in this Amendment No. 2, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below. All references to sections and paragraphs below refer to the Schedule 14D-9 initially filed on June 11, 2009.

Item 4. The Solicitation or Recommendation.

(b) Background and Reasons for the Board’s Recommendation

The last sentence of the first full paragraph of Item 4(b) under the subheading “Background of the Merger” is deleted in its entirety.

The following new paragraph is added after the first full paragraph of Item 4(b) under the subheading “Background of the Merger”:

“In the past year, the Company also began to pursue more aggressively potential acquisitions of companies that could provide strategic value to the Company with the goal of adding incremental revenues and earnings. The Company commenced this acquisition strategy as a result of the fragmentation of the embedded market, depressed asset valuation given the macroeconomic environment and the strength of the Company’s balance sheet. Since the third quarter of fiscal year 2009, the Company made two acquisitions with an aggregate cost of approximately $20 million in cash. During the first quarter of fiscal year 2010, Wind River had preliminary discussions with two target companies, each with a proposed transaction value of a larger size than the previous acquisitions. The Company’s fiscal year 2010 earnings guidance announced in March 2009 assumed the consummation of additional acquisitions by the Company during the fiscal year and included a modest amount of additional revenues expected as a result of such acquisitions.”

The following new paragraph is added after the first full paragraph of Item 4(b) under the subheading “Background of the Merger” and after the addition of the paragraph above:

“With respect to possible business combinations and other commercial transactions, the senior management of Wind River from time to time communicated informally with, and was approached by, representatives of other companies whose businesses relate to, or who are otherwise interested in, the software industry regarding industry and market trends, strategic direction and the potential benefits of possible business combinations or other commercial transactions.”

The following sentence is added as the last sentence of the third full paragraph of Item 4(b) under the subheading “Background of the Merger”:

“However, given the interest of a strategic investor such as Intel in an equity investment in the Company, senior management of the Company gave renewed consideration to planning and preparation for various strategic alternatives.”

The fifteenth full paragraph of Item 4(b) under the subheading “Background of the Merger” is amended and restated in its entirety as follows:

“Also throughout February 2009, Mr. Klein, other representatives of senior management of Wind River, and representatives of Goldman Sachs, were instructed by the Board to contact several potential strategic partners in order to determine what strategic alternatives would be available to the Company and to attain the highest value possible for its stockholders. These representatives made contact with several such companies, including the continuing discussions with Company A, as mentioned above, and discussions with Company B, as detailed below, that were selected based on a number of factors, including: any historical and potential future partnerships with the Company; whether they would be a good strategic and cultural fit with the Company based on their businesses; interest in, and ability to proceed with, a transaction with the Company on a relatively expedited basis and with transaction certainty; and whether potential acquirers would have sufficient financial resources to consummate a transaction with the Company.”

The following new paragraph is added after the fifteenth full paragraph of Item 4(b) under the subheading “Background of the Merger”:

“The Board, senior management and the Company’s advisors determined that the representatives would not seek out contacts with private equity firms or other potential financial buyers as the state of the financial market conditions and lack of affordable or available credit at such time made it highly unlikely that any such financial buyer would have the interest or financial resources to pursue or complete a transaction with the Company. Additionally, the Board believed that pursuing a transaction with a strategic buyer likely would result in greater value for the Company’s stockholders than a transaction with a financial buyer based on the advice and views of the Company’s Board, senior management and advisors given the precedent transactions that had occurred with technology companies.”

The twentieth and twenty-first full paragraphs of Item 4(b) under the subheading “Background of the Merger” are amended and restated in their entirety as follows:

“During March and April 2009, members of Wind River’s senior management, along with representatives from Goldman Sachs, met with members of management of Company B to discuss potential opportunities for strategic transactions, including the acquisition of Wind River. Throughout the month, representatives of Goldman Sachs engaged in several additional calls with representatives of Company B regarding potential strategic transactions, culminating in a representative of Company B indicating to representatives of Goldman Sachs that Company B was not interested in acquiring all of Wind River, but would consider acquiring a portion of Wind River’s business.

During March and April 2009, members of Wind River’s senior management, along with representatives of Goldman Sachs, also met with senior management of a handful of other industry participants to discuss market trends and potential strategic transactions between Wind River and these other companies, including seeking potential offers to acquire Wind River. However, Wind River did not receive any indication of interest for a strategic acquisition as a result of these contacts.”

The following new paragraph is added after the thirty-ninth full paragraph of Item 4(b) under the subheading “Background of the Merger”:

“On May 27, 2009, Mr. Klein, representatives of Intel including Ms. James and internal legal counsel, and an attorney from Wilson Sonsini as a representative of the Company, met in person to discuss general employee retention matters, the terms of the new employment agreement for each of Mr. Klein and Mr. Halifax and the non-competition agreement for Mr. Klein. Between May 28, 2009 and June 3, 2009, the parties exchanged written drafts of the employment agreements and the non-competition agreement.”

The first bullet point paragraph entitled “The Company’s Operating and Financial Condition; Prospects of the Company” of Item 4(b) under the subheading “Reasons for the Board’s Recommendation” is amended and restated in its entirety as follows:

“The Company’s Operating and Financial Condition; Prospects of the Company. The Board considered the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects, if the Company were to remain an independent company and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically). The Board also discussed the Company’s current business plan, including its acquisition strategy, the risks associated with achieving and executing upon the Company’s business plan, the uncertainty of being able to consummate and integrate acquisitions that would increase the Company’s revenues and earnings, and the uncertainty of being able to sustain long-term growth in revenues as a stand-alone company, the impact of general economic market trends on the Company’s sales, as well as general market risks that could reduce the market price of the Shares. The Board also discussed the potential benefits of an acquisition by Parent, including the potential increase in the Company’s revenues, ability to sell highly-differentiated products to Parent’s customer base, and creating compelling sales propositions by combining the Company’s global services and support with Parent’s technology investment, employee base, global sales force and brand.”

The first full paragraph, table entitled “Wind River Management Projections” and second full paragraph, each under Item 4(b) under the subheading “Projections Prepared by Management of Wind River” are amended and restated in their entirety as follows:

“In connection with its analysis of the potential acquisition by Intel, management of the Company in May 2009 prepared internal forecasts of Wind River’s financial performance for the fiscal years of 2010 to 2014. These financial forecasts were based on certain assumptions concerning the business prospects, revenues and related operating and non-operating elements of the Company’s business determined to be relevant by Messrs. Klein and Halifax and other members of senior management. These assumptions included, but were not limited to, a stand-alone business strategy that did not take into account any accretive acquisitions, various macroeconomic factors affecting the Company’s business, notably the worldwide recession and its impact on consumer and other spending, various revenue streams and expense forecasts, the expectation of close to historic level growth in revenues for the Company’s VxWorks business and a continuation of the fast growth in revenues for the Company’s Linux business, the Company’s momentum in existing markets, opportunities in new markets, the relative mix of the different types of software licenses, interest income and the Company’s effective tax rate. These financial forecasts are summarized below, with actual results for fiscal years 2008 and 2009 and forecasted estimated results for fiscal years 2010 to 2014.

Wind River Management Projections

(unaudited, non-GAAP, amounts in millions of dollars, except for Pro Forma EPS)

	2008A	2009A	2010E	2011E	2012E	2013E	2014E
Revenues	$329	$360	$342	$380	$416	$449	$482
Pro Forma Net Income(1)	29	47	33	36	51	67	77
Pro Forma EPS(1)(2)	0.33	0.58	0.43	0.47	0.65	0.86	0.98

(1)	Pro forma financial information excludes the impact from non-cash compensation, in-process research and development, goodwill, restructuring and other non-recurring expenses.
(2)	Pro Forma earnings per share (“EPS”) is calculated based on an assumed weighted average number of shares outstanding of 88 million shares for the fiscal year 2008, 81 million shares for fiscal year 2009 and approximately 78 million shares for each of fiscal years 2010 to 2014.

In addition, during the due diligence process in May 2009, the Company used alternative assumptions to subsequently develop models that reflected hypothetical financial outcomes. In particular, these models showed slightly higher growth in revenues of the Company based on the modeling of more aggressive and faster acceptance of the Company’s products. Based on current circumstances, the Company’s management did not consider these hypothetical financial outcomes as likely to occur. These alternative assumptions and financial models were not relied upon by the Board in evaluating the proposed transaction or deciding to enter into the transaction.”

The fourth sentence of the third full paragraph of Item 4(b) under the subheading “Projections Prepared by Management of Wind River” is deleted in its entirety.

(d) Opinion of the Company’s Financial Advisor

The second full paragraph of Item 4(d) under the subheading “Selected Companies Analysis” is amended and restated in its entirety as follows:

“Although none of the selected companies is directly comparable to Wind River, the Development & Integration Platform companies were chosen because they are publicly traded platform software development companies with certain similarities among their operations, financial profiles and product portfolios that for purposes of analysis may be considered similar to certain of Wind River’s operations, financial profile and product portfolios. The PLM/CAD/CAE companies were chosen because they are publicly traded companies specializing in product lifecycle management and computer-aided design software with operations, financial profiles and product portfolios that for purposes of analysis may be considered similar to certain of Wind River’s operations, financial profiles and product portfolios. The Semiconductor IP companies were chosen because they are publicly traded companies specializing in the licensing of semiconductor intellectual property with certain similarities among their operations, financial profiles and product portfolios that for purposes of analysis may be considered similar to certain of Wind River’s operations, financial profiles and product portfolios.”

The following sentence is added as the last sentence of the first full paragraph of Item 4(d) under the subheading “Illustrative Discounted Cash Flow Analysis”:

“In conducting the discounted cash flow analyses, Goldman Sachs used a range of discount rates derived by utilizing a weighted average cost of capital analysis based on certain financial metrics for Wind River and selected companies which exhibited similar business and financial characteristics to Wind River. The applied discount rates ranging from 10% to 14% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. Goldman Sachs selected perpetuity growth rates ranging from 2.0% to 6.0% in order to calculate the terminal value based upon several factors, including analysis of the long term growth rates of selected companies which exhibited similar business characteristics to Wind River as well as growth trends in the broader economy.”

The sixth sentence of the last full paragraph of Item 4(d) is deleted and replaced in its entirety with the following:

“Goldman Sachs also may provide investment banking and other financial services to Wind River, Intel and their respective affiliates in the future, however, Goldman Sachs is not currently engaged to provide any such future services to Wind River, Intel or their respective affiliates.”

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The third sentence of the first full paragraph of Item 5 is hereby amended and restated as follows:

“Pursuant to the terms of this engagement letter, Wind River has agreed to pay Goldman Sachs a transaction fee of approximately $9.5 million, $1 million of which was payable upon signing of the Merger Agreement, and the remainder of which is payable upon consummation of the transaction.”

Item 8. Additional Information.

(g) Regulatory Approvals

The fourth full paragraph of Item 8(g) entitled “Antitrust in Germany” is amended by inserting the following sentences at the end of the paragraph:

“On July 2, 2009, Parent received notice from the FCO of approval of the Offer pursuant to the ARC. Accordingly, the condition to the Offer relating to the approval of the Offer in Germany arising under the ARC has been satisfied.”

The sixth full paragraph of Item 8(g) entitled “Antitrust in Israel” is amended and restated in its entirety as follows:

“Antitrust in Israel. The Restrictive Trade Practices Law 5748-1988 and the regulations promulgated thereunder require the filing of a notice of merger with the Restrictive Trade Practices Commissioner where the applicable criteria are met. Parent and the Company each filed a notice of merger under said Act on June 7, 2009. On June 29, 2009, the Israel Antitrust Authority, in accordance with Section 20(b) of the Restrictive Trade Practices Law, 5748-1988, notified the Company that it consents to the Merger.”

(i) Litigation

Item 8(i) is hereby amended and restated in its entirety as follows:

“On June 4, 2009, a class action complaint was filed in the Superior Court of the State of California, in and for the County of Alameda, by Mark Harvey against the Company and all of its current directors. The complaint alleges that defendants breached their fiduciary duties to the Company’s stockholders in connection with the negotiation and execution of the Merger Agreement and the Offer. The complaint seeks declaratory and injunctive relief, including declaring the Merger Agreement to be a breach of the fiduciary duties of the directors and thereby unlawful and unenforceable, rescinding the Offer and related documents, enjoining the directors from entering into the Offer until a fair price for the stockholders is obtained, directing the individual defendants to obtain a transaction in the best interest of the Company’s stockholders, and requiring payment of plaintiff’s costs and attorneys’ fees. In addition, on June 5, 2009, a second substantially similar complaint was filed in the Superior Court of the State of California, in and for the County of Alameda, by Donald Smith against the Company, all of its current directors and Intel. Further, on June 12, 2009, two additional substantially similar complaints were filed in the Superior Court of the State of California, in and for the County of Alameda, by Bakhtiar S. Alam and KBC Asset Management NV. The Court has issued an order consolidating the Harvey and Smith actions, and a consolidated complaint was filed on June 19, 2009 that named the Company, its current directors, Intel and Purchaser as defendants. On June 26, 2009, the Alam and KBC Asset Management NV cases were consolidated with the Harvey and Smith cases, and counsel in the Harvey case was appointed Lead Plaintiffs’ counsel for the four consolidated actions. The parties to the consolidated action have agreed to expedited discovery. The Company has filed to stay the consolidated action. On June 26, 2009 the California Court denied the stay, on condition that the plaintiffs would not file a motion for a preliminary injunction to enjoin the consummation of the Offer while the Delaware consolidated action described below is ongoing.

On June 16, 2009, a complaint was filed in the Court of Chancery for the State of Delaware, by Robert H. Rosen and Robert H. Rosen on behalf of SL Textile Corp. Salaried Employees Benefit Plan against the Company and all of its current directors, Intel and Purchaser. The complaint alleges that the Company defendants breached their fiduciary duties, and Intel and Purchaser aided and abetted in such breach, to the Company’s stockholders in connection with the execution of the proposed transaction and breached their duties of disclosure with respect to the information disseminated to the Company’s stockholders. The complaint seeks declaratory and injunctive relief, including permanently enjoining defendants from consummating the proposed transaction, rescinding the proposed transaction if consummated and requiring defendants to pay damages to plaintiffs for the wrongs complained of, including reasonable costs and attorney’s fees. On June 17, 2009, the plaintiff filed a motion for a preliminary injunction that seeks to enjoin the consummation of the Offer and a motion for expedited proceeding. The Company has moved to stay the action pending resolution of the consolidated actions in California. On June 24, 2009, the Chancery Court issued a final order granting the plaintiff’s motion for expedited proceedings and denying the Company’s motion to stay, and setting a hearing on the motion for a preliminary injunction for July 7, 2009. On June 26, 2009, the Chancery Court issued a final opinion denying the Company’s motion to stay and confirmed the hearing scheduled for July 7, 2009, on the plaintiffs’ motion for a preliminary injunction. Also, on June 24, a second substantially similar complaint, including such additional requests for relief as directing the individual defendants to obtain a transaction in the best interest of the Company’s stockholders and providing plaintiffs pre- and post-interest at the statutory rates, was filed in the Court of Chancery for the State of Delaware, by Laborers’ District Council and Contractors Pension Fund of Ohio against the Company and all of its current directors, Intel and Purchaser. This second action was consolidated into the Rosen action by an Order of the Chancery Court on June 27, 2009.

On July 1, 2009, the parties in both the California actions and the Delaware actions reached an agreement-in-principle to settle both actions on terms and conditions set forth in the parties’ memorandum of understanding concerning the settlement. Pursuant to the agreement-in-principle, Wind River agreed to (a) make certain additional disclosures to its stockholders concerning the proposed transaction with Intel, and (b) pay or cause to be paid to plaintiffs’ attorneys fees and expenses in an amount to be ordered by the Delaware Court of Chancery but not to exceed $700,000 for both the California and Delaware actions. Plaintiffs, in turn, agreed to (a) withdraw their motion for preliminary injunctive relief to prevent the closing of that transaction, and (b) dismiss all claims and actions relating to the proposed transaction upon final approval of the settlement by the Delaware Court of Chancery.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WIND RIVER SYSTEMS, INC.

By:	/s/ Ian R. Halifax
Ian R. Halifax Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary Dated: July 2, 2009